September 26, 2018

Matthew Derby, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Re: Crosscode, Inc.

Amendment No. 6 to Registration Statement on Form S-1 Filed August 13, 2018 Amendment No. 7 to Registration Statement on Form S-1 Filed August 14, 2018

File No. 333-223073

Dear Sir:

Please see Crosscode, Inc.’s responses to the Commission’s comment letter of September 4, 2018:

General

Comment 1. Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Response 1. The Company’s financials have been updated through the past quarter and the Registration Statement has been updated accordingly.

Prospectus Cover Page

Comment 2. Please clarify on the prospectus cover page and elsewhere whether your primary offering will be done concurrent with the secondary offering. To the extent the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary offering could adversely impact your ability to raise funds in your best efforts primary offering.

Response 2. The Registration Statement has been updated accordingly.

Risk Factors

Our business is dependent upon continued market acceptance by consumers, page 20

Comment 3. Please define the term “strong demand” used here and on page 35.

Response 3. The Registration Statement has been updated accordingly to replace “strong demand” for the Company “is receiving inquiries and requests for trial evaluation for its product.”

Key Milestones, page 33

Comment 4. We note your revised disclosure in response to prior comment 4; however, you have not provided a definition of your sales pipeline. Also, we note that you “closed” approximately $500,000 in customer contracts. Please revise your disclosure to define the term “sales pipeline” and to clarify what constitutes a closed customer contract.

Response 4. The Registration Statement has been updated accordingly to remove the term “sales pipeline” and to further explain the sales process.

Financial Statements As of March 31, 2018 and 2017

Notes to Financial Statements

Comment 5. Please include disclosure regarding your ability to continue as a going concern. We refer you to ASC 205-40-50. Part II. Information Not Required in Prospectus Item 15.

Response 5. The Registration Statement has been updated accordingly.

Recent Sales of Unregistered Securities, page 47

Comment 6. We note your response to prior comment 8. Please revise to disclose the facts relied upon for the exemption under Section 4(a)(2) of the Securities Act, as required by Item 701(d) of Regulation S-K, for the non-affiliates. We note, for example, you do not indicate whether the investors were accredited or sophisticated with access to information.

Response 6. The requested information has been added and the Registration Statement has been updated accordingly.

Sincerely,

/s/ Aditya Sharma

Aditya Sharma, CEO